UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

ANGSTROM MICROSYSTEMS CORP.
(Exact name of registrant as specified in its corporate charter)

000-52661
(Commission File No.)

Nevada	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

25 Drydock Ave 7th Floor, Boston, MA 02210
(Address of principal executive offices)

617.695.0137
(Issuer's telephone number)

Approximate Date of Mailing: April 21, 2008

ANGSTROM MICROSYSTEMS CORP.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF
ANGSTROM TECHNOLOGIES CORP.

Background

This Information Statement is being mailed on or about April 21, 2008 by Angstrom Microsystems Corp. (the “Company” or "AMC") to the holders of record of the Company’s common stock par value $0.001 per share, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 of Regulation 14E, promulgated under the Exchange Act.  This information statement is being sent as a notice of proposed change in the majority of the directors of the Company’s board of directors made in connection with the appointments of Lalit Jain, Nand Todi, and To-Hon Lam as new members of the Company’s board of directors and the acquisition by the Company of the issued and outstanding common stock of Angstrom Microsystems, Inc. (“AMI”). of 6,927,816 shares of common stock of the Company pursuant to an Agreement and Plan of Merger with AMI dated March 27, 2008 (the “Merger Agreement”).  Following the closing of the Merger Agreement on April 9, 2008, Messrs Jain, Todi and Lam were appointed to the Company’s Board of Directors in addition to Alpha Pang, which increases the current Board to four members.

The appointment of Messrs Jain, Todi and Lam will be effective on the later of 10 days after the filing of this Information Statement with the Securities and Exchange Commission and its mailing or delivery to all of our shareholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 or Regulation 14E thereunder.

Please read this Information Statement carefully.  It describes the terms of the share transfer agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Agreement.  All company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street NE, Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.  YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Merger Agreement

On February 20, 2008, we entered into a letter of intent with Angstrom Microsystems Inc. (“AMI”) and all of the stockholders of AMI, for the purpose of acquiring all of the issued and outstanding shares of AMI. Pursuant to the terms of the Letter of Intent, subject to the entry into a definitive agreement between the parties, stockholders of AMI would receive 1.1 shares of our common stock for each AMI share held.

On March 27, 2008, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AMI and Angstrom Acquisition Corp. (“Angstrom Sub”), a private Delaware corporation formed for the purpose of acquiring all of the outstanding shares of AMI thereby merging Angstrom Sub and resulting in “Angstrom Microsystems Inc.” being a direct, wholly-owned subsidiary of Angstrom. Under the terms of the Merger Agreement we agreed to   issue up to 6,927,816 shares of our common stock to the shareholders of AMI on a basis of 1.1 Angstrom shares  to  for each 1 AMI share held.  Closing of the Merger Agreement was subject to, among other things, the following terms and conditions:

 (i)

From the date of the execution of the Merger Agreement, AMI must carry out its business in the

ordinary course consistent with past practice and is not permitted without the consent of   Angstrom, to: enter into other agreements, modify its incorporating documents, declare or pay   any dividends, sell or lease or encumber its assets, issue, deliver or sell any of its shares, incur   any additional indebtedness, grant severance or termination pay to directors, officers or   employees, commence a lawsuit, make any changes in respect of its taxes, and discharge any   liabilities or claims other than in the ordinary course of business;

 (ii)

AMI obtaining the requisite approval of the Merger Agreement by its stockholders;

 (iii)

AMI having delivered to Angstrom all financial statements required under applicable regulations of the SEC;

 (iv)

Angstrom adopting an Incentive Stock Option Plan and granting certain options to the employees of AMI;

 (v)

Angstrom appointing the following as directors of the Company: Lalit Jain, Nand Todi and To-Hon Lam;

 (vi)

Angstrom entering into an employment agreement with Lalit Jain to act as an executive officer of Angstrom;

 (vii)

All of the shareholders of AMI (the “AMI Shareholders”) entering into a lock-up agreement pursuant to which all of the Angstrom shares of common stock to be issued to the AMI shareholders will be restricted from resale for a period of two years following closing of the   transaction; and

 (viii)

Lalit Jain licensing  rights under certain provisional patent applications, filed under in his name, to Angstrom for a nominal price.

Following completion of all of the above conditions on April 9, 2008, Angstrom Sub was merged into AMI with AMI being the sole surviving entity under the name “Angstrom Microsystems Inc.” and AMC being the sole shareholder of the surviving entity.  Upon due delivery of an executed letter of transmittal, accredited investor certificate and old AMI share certificate, AMI stockholders shall receive up to an aggregate of 6,927,816 shares of our common stock representing approximately 30% of the issued and outstanding shares of the Company after issuance of the shares. Also in connection with the closing of the Merger Agreement, the Company issued 734,470 options to employees of AMI pursuant to the 2008 Incentive Stock Option Plan adopted by the Company at closing.

Pursuant to the terms of the Merger Agreement, all of the shareholders of AMI which are to receive securities of AMC in connection with the merger agree to use their best efforts for a two year period following closing of the transaction (the “Lock-Up Period”), not to directly or indirectly offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any AMC shares acquired or acquirable by them pursuant to the Merger Agreement. AMC agreed following the Lock-Up Period that it will register the AMC shares  issued to the AMC shareholders upon request of at least 90% of the shareholders.

The Merger Agreement supercedes and replaces all prior agreements between the parties. Also in connection with the closing of the acquisition of AMI, we completed a private placement of 1,500,000 units at a price of $1.00 per unit pursuant to Regulation S of the Securities Act of 1933, with each unit consisting of one share and one share purchase warrant entitling the holder to purchase an additional share at a price of $1.20.

Following the completion of the acquisition of AMI, we are now engaged in the business of software development and computer technology.   In connection with the closing of the acquisition of AMI the Company has changed its head office location to 25 Drydock Ave 7th floor, Boston, MA 02210.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of the Company

As of April 9, 2008, there were 16,052,000 shares of our common stock outstanding.  The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of that date by (i) each of our directors, (ii) each of our executive officers, and (iii) all of our directors and executive officers as a group.  Except as set forth in the table below, there is no person known to us who beneficially owns more than 5% of our common stock.  The number of shares beneficially owned is determined under rules of the Securities and Exchange Commission and the information is not necessarily indicative of beneficial ownership for any other purpose.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of shares the Company’s common stock known by us to be owned beneficially as of the Record Date by: (i) each person (including any group) that owns more than 5% of any class of our voting securities; (ii) each of our directors and officers; and (iii) directors and officers as a group.  Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(2)(3)	Percent of Class(1)
Alpha Pang 228 Bonis Avenue, #PH3 Scarborough, Ontario Canada M1T 3W4	3,950,000	24.6%
Directors and Executive Officers as a group	3,950,000	24.6%

5% Stockholders
Alpha Pang 228 Bonis Avenue, #PH3 Scarborough, Ontario Canada M1T 3W4	3,950,000	24.6%
Balboa International Asociada S.A. MMG Tower 53 St. Panama	900,000	5.6%
Penson Financial Services Canada Inc. 360 St Jacques Quest 11th Floor Montreal, Quebec H2Y 1P5	1,395,900	8.7%

Notes

(1)

Based on 16,052,000 shares of common stock issued and outstanding as of April 9, 2008.  Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on   information furnished by such owners, have sole investment and voting power with respect to such shares,   subject to community property laws where applicable.  Beneficial ownership is determined in accordance   with the rules of the Securities and Exchange Commission and generally includes voting or investment   power with respect to securities.  Shares of common stock subject to options or warrants currently   exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the   percentage ownership of the person holding such options or warrants, but are not deemed outstanding for   the purposes of computing the percentage ownership of any other person.

(2)

Upon due delivery of an executed letter of transmittal, accredited investor certificate and old AMI share certificate, Lalit Jain, our Chief Executive Officer will beneficially own 2,082,287 shares of our common   stock.  At closing of the Merger Agreement Mr. Jain received 302,500 options to purchase shares of our   common stock at a price of  $0.25 per share and pursuant to an employment agreement entered into with   Mr. Jain at closing we agreed to issue up 3,700,000 options at an exercise price of $0.50 per share to Mr.   Jain which vest upon the Company reaching certain milestones which are set out in the schedules to the   option agreement.

(3)

Upon due delivery of an executed letter of transmittal, accredited investor certificate and old AMI share certificate, Nand Todi, a nominee for election to the board, will beneficially own 1,530,386 shares of our   common stock.  At closing of the Merger Agreement Mr.Todi received 19,360 options to purchase shares   of our common stock at a price of  $0.20 per share.

Changes in Control

We are unaware of any contract or other arrangement the operation of which may at a subsequent date result in a change of control of our company.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our current and proposed executive officers and directors:

Name	Position Held with our Company	Age	Date First Elected or Appointed
Alpha Pang	President, Chief Financial Officer, Treasurer and Director	50	September 10, 2007
Lalit Jain	Chief Executive Officer and Director	39	April 8, 2008(1)(2)
Nand Todi	Director	62	(1)(3)
To Hon Lam	Director	49	(1)

Notes:

(1)

Each of the appointments of Messers. Jain, Todi and Lam to the board of directors of Angstrom will not be effected until 10 days following the mailing of this Schedule 14(f) to all shareholders of Angstrom. Lalit   Jain was appointed as CEO effective April 9, 2008.

(2)

Upon due delivery of an executed letter of transmittal, accredited investor certificate and old AMI share certificate, Lalit Jain, our Chief Executive Officer will beneficially own 2,082,287 shares of our common   stock.  At closing of the Merger Agreement Mr. Jain received 302,500 options to purchase shares of our   common stock at a price of  $0.25 per share and pursuant to an employment agreement entered into with   Mr. Jain at closing we agreed to issue up 3,700,000 options at an exercise price of $0.50 per share to Mr.   Jain which vest upon the Company reaching certain milestones which are set out in the schedules to the   option agreement.

(3)

Upon due delivery of an executed letter of transmittal, accredited investor certificate and old AMI share certificate, Nand Todi, a nominee for election to the board, will beneficially own 1,530,386 shares of our   common stock.  At closing of the Merger Agreement  Mr.Todi received 19,360 options to purchase shares   of our common stock at a price of  $0.20 per share.

Business Experience

The following is a brief account of the education and business experience of directors, executive officers and new appointees during the past five years.

Alpha Pang – President,  Secretary, Treasurer and Director

On September 10, 2007, we appointed Alpha Pang to our board of directors and as our President, Chief Executive Officer, Secretary and Treasurer. Mr. Pang is an entrepreneur with various business experience including trading, real estate, brokerage, investment banking and business consultation. Mr. Pang has served as an independent director for start-up public companies listed on Canadian stock exchanges. Presently, Mr. Pang serves as a director and President of YSV Ventures Inc., listed on the TSX Venture Exchange and serves as a director of Renforth Resources Inc. a company currently in the process of being listed on the TSX Venture Exchange.

Lalit Jain – Director and Chief Executive Officer

Lalit Jain is President and CEO of Angstrom Microsystems, Inc., a Boston-based high performance Green computing company addressing the needs of large data centers such as animation, special-effects rendering and scientific computing solutions. Mr. Jain as taken Angstrom from it's inception to one of the top rendering computer companies in Hollywood with clients including Pixar, ILM, Sony Imageworks, and Rhythm & Hues.

Mr. Jain graduated from MIT (class of 1990) with degrees in electrical engineering and computer science. Mr. Jain is a leader in the high performance computing market and has worked for a variety of companies including PictureTel and IBM. Previous to Angstrom, Mr. Jain founded Unified Access Communications, a network security company that sold firewalls to companies like Cingular Wireless and Fleet Bank. He is currently introducing cooling and power technologies that make the data center more efficient.

Nand Todi - Director

Nand Todi is founder, President and CEO of Penn Manufacturing (PMI). PMI manufactures custom components and assemblies for semiconductor, medical instruments, Aerospace and defense industries. He also owns American Manufacturing Engineering Co. manufacturing precision components and assemblies to Aerospace and Medical industry.  Mr. Todi brings with him over thirty years of engineering and manufacturing experience.  Mr. Todi graduated from the I.I.T Madras in 1967 in Mechanical Engineering.

To-Hon Lam – Director

To-Hon Lam co-founded Perfisans Networks Inc. in February 2001 and has acted as its President and CEO since inception and presently acting as Director of IC Design. Prior to Perfisans, he successfully launched Matrox Toronto Design Center specializing in multi-million gate graphics and video processors. Mr. Lam has managed over 100 software and hardware projects. He was the co- founder and Director of Engineering with SiconVideo where he has employed from 1999 through February 2001. He also worked with ATI Technologies, where he designed several state of the art application specific integrated circuits (ASIC). ATI is currently a leader in the graphic chip design industry. Mr. Lam brings with him over 20+ years of engineering and design management experience with ASIC technologies.

Terms of Office

The Company’s directors are appointed for one-year term to hold office until the next annual general meeting of the Company’s stockholders or until removed from office in accordance with the Company’s bylaws and the provisions of the Nevada Revised Statutes. The Company’s directors hold office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or is removed in accordance with the Company’s bylaws and the provisions of the Nevada Revised Statutes.

The Company’s officers are appointed by the Company’s Board of Directors and hold office until removed by the Board.

Family Relationships

There are no family relationships between any director or executive officer.

Involvement in Certain Legal Proceedings

Other than as disclosed below, we know of no material, existing or pending legal proceedings against our company, nor are we involved as a plaintiff in any material proceeding or pending litigation.  There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest.

1.

Xyratex Technology Ltd. v. Angstrom Microsystems, Inc., Suffolk Superior Court, C.A. No. 06-4938-F (filed 11/29/06).  This is a default judgment against AMI in the amount of  $33,489.44 exclusive of interest and costs.

2.

Cooljag U.S.A. v. Angstrom Microsystems, Inc., Boston Municipal Court, docket number 07-01-CV -002041.  This is a default judgment against AMI in the amount of $14,997.74, exclusive of   interest and costs.

3.

Tester v. Angstrom Microsystems, Inc., San Diego County, Calif. Superior Court, Case No. 07-2007-00054558.  This is a default judgment against AMI  in San Diego County, Calif. Superior   Court in the amount of  $17,100  exclusive of interest and costs.

4.

Zip Ship, Inc. v. Angstrom Microsystems, Inc.

This is a consent judgment against the company in the amount of $8,106.66 arising from unpaid invoices.

5.

Integrated Dynamic Metals Corporation and J & J Machine Company, LLC v. Angstrom Microsystems, Inc. and Lalit Jain., Boston Municipal Court, C.A. No. 08 01 CV 000958.  The   suit is an action for goods and labor sold and delivered. The plaintiffs are demanding judgment in   the total amount of $16,678.02.

6.

Mercury Business Services, Inc. v. Angstrom Microsystems, Inc., Boston Municipal Court, C.A. No. 08 01 CV 001241.  The suit is an action for goods and labor sold and delivered. The plaintiff   is demanding judgment in the total amount of $4,684.74.

7.

DecisionOne Corp v. Angstrom Microsystems, Inc., Boston Municipal Court, C.A. No. 07 01 CV 6414.  The suit is an action for goods and labor sold and delivered. The plaintiff is demanding   judgment in the total amount of $6,770.54.

8.

Mike OConnell d/b/a K2 Logistics v. Angstrom Microsystems, Inc. and Lalit Jain, Boston Municipal Court, C.A. No. 08 05 SC 169.  The plaintiff seeks compensation for the provision of   transportation services for under $2,000.

Unasserted Claims and Assessments

Flextronics

Flextronics, through counsel, made a written demand for payment in the amount of $28,375.00 for unpaid invoices.

University of Utah

University of Utah, through its general counsel, made written demand on Angstrom claiming that on or about October 18, 2006, Angstrom received an erroneous double payment from the University in the amount of $14,100.00.

AirTrans Logistics, Inc.

This vendor made demand on Angstrom for goods sold and delivered in the amount of $11,127.25.  Accordingly, by letter dated March 12, 2008, this vendor made demand on Angstrom for $10,627.25, and has threatened the institution of suit.

               Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
3.

being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.

being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

EXECUTIVE COMPENSATION

The following table contains the particulars of compensation paid to the following persons:

(a)

our principal executive officer;

(b)

each of our two most highly compensated executive officers who were serving as executive officers at the end of the year ended December 31, 2007 who had total compensation exceeding   $100,000; and

(c)

up to two additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as our executive officer at the end of the most recently   completed financial year, who we will collectively refer to as the named executive officers, of our   years ended December 31, 2007 and 2006.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensa-tion ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensa-tion ($)	Total ($)
Alpha Pang(1) President, Chief Financial Officer and Treasurer and Director	2007 2006	10,500 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	10,500 Nil
Fiore Aliperti(2) Former President, Chief Executive Officer, Secretary, Treasurer and Director	2007 2006	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

(1)

Mr. Pang was appointed, president, chief financial officer, treasurer and director on September 10, 2007.

(2)

Effective October 11, 2007 Fiore Aliperti resigned as director and officer of the Company.  The resignation was effected 10 days after the filing of a Schedule 14F-1, which was filed with the   SEC on October 1, 2007.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth for each named executive officer certain information concerning the outstanding equity awards as of December 31, 2007.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested	Equity Incentive Plan Awards : Number of Unearned Shares, Units or Other Rights that Have Not Vested	Equity Incentive Plan Awards : Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested
	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Compensation of Directors

The particulars of compensation paid to our directors for our year ended December 31, 2007, are set out in the following director compensation table:

Name	Year	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Alpha Pang(1)	2007	10,500	Nil	Nil	Nil	Nil	Nil	10,500
Fiore Aliperti(2)	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil
John R. Poloni(2)	2007	4,500	Nil	Nil	Nil	Nil	Nil	4,500
(1)	Mr. Pang was appointed a director of our company on September 10, 2007.
(2)

Effective October 11, 2007 Fiore Aliperti and John Poloni resigned as directors and officers of the Company. Their respective resignations were effected 10 days after the filing of a Schedule 14F-1, which was filed with the SEC on October 1, 2007.

We did not pay other cash compensation for services rendered as a director in the year ended December 31, 2007. We may, however, determine to compensate our directors in the future. Directors are entitled to reimbursement of expenses incurred in attending meetings. In addition, our directors are entitled to participate in our stock option plan.

We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our Board of Directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for our current directors or current executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our current directors or current executive officers, except that stock options may be granted at the discretion of the board of directors or a committee thereof.

We reimburse our directors for expenses incurred in connection with attending board meetings.  We have not paid any director's fees or other cash compensation for services rendered as a director since our inception.

We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors.  Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.  No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

Long-Term Incentive Plans

As at December 31, 2007 there were no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our board of directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

As at December 31, 2007 we had no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

Stock Options/SAR Grants

There were no grants of stock options or stock appreciation rights to any officers, directors, consultants or employees of our company during the fiscal year ended December 31 2007.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Values

There were no stock options outstanding as at December 31, 2007.

Directors Compensation

We reimburse our directors for expenses incurred in connection with attending board meetings but did not pay director's fees or other cash compensation for services rendered as a director in the year ended December 31, 2007.

Report on Executive Compensation

Our compensation program for our executive officers is administered and reviewed by our board of directors. Historically, executive compensation consists of a combination of base salary and bonuses. Individual compensation levels are designed to reflect individual responsibilities, performance and experience, as well as the performance of our company. The determination of discretionary bonuses is based on various factors, including implementation of our business plan, acquisition of assets, development of corporate opportunities and completion of financing.

EQUITY COMPENSATION PLANS

On April 8, 2008, our board of directors adopted our 2008 Incentive Stock Option Plan (the “Plan”). Under the Plan, options to acquire shares of common stock and issuance of shares of common stock underlying options may be granted to directors, officers, consultants and employees of AMI. A total of 10,000,000 shares of common stock are authorized for issuance under the Plan.  The Plan is administered by our Board of Directors or by a committee of two or more non-employee directors appointed by our Board of Directors (the "Plan Administrator"). Subject to the provisions of the Plan, the Plan Administrator has full and final authority to grant the awards of stock options and to determine the terms and conditions of the awards and the number of shares to be issued pursuant thereto.

Options granted under the Plan may be either "incentive stock options," which qualify for special tax treatment under the Internal Revenue Code of 1986, as amended, (the "Code"), nonqualified stock options or restricted shares.

All of the AMI employees and members of our Board of Directors are eligible to be granted options. Individuals who have rendered or are expected to render advisory or consulting services to us are also eligible to receive options. The exact terms of the option granted are contained in an option agreement between us and the person to whom such option is granted. Eligible employees are not required to pay anything to receive options.

In connection with the Merger Agreement, on April 8, 2008 we issued the following options to the employees of AMI:

Name and Address	Number of Number of AMC Options received on Closing, each option exercisable for one share of AMC	Exercise Price of AMC Options to be received on Closing
Bhavini Patel	290,400	$0.20
Jiajie Lin	21,175	$0.20
Lalit Jain	302,500	$0.25
Dilip Patel	16,940	$0.20
Nand Todi	19,360	$0.20
Ali Benamara	36,300	$0.20
Eric Chen	12,100	$0.20
Lilong Xin	6,050	$0.20
Rachel Sun	12,100	$0.20
Shao, Hua Shao	1,210	$0.20
Zhan, Fei Jaing	1,210	$0.20
Deng, Bi Hong	1,210	$0.20
Jaing, Weijun	1,210	$0.20
Sang, Koon Lau	605	$0.20
Xin You	6,050	$0.20
Mark Brown	6,050	$0.20
Total	734,470

The following table sets forth certain information concerning all equity compensation plans previously approved by stockholders and all previous equity compensation plans not previously approved by stockholders, as of the most recently completed fiscal year.

EQUITY COMPENSATION PLAN INFORMATION AS AT DECEMBER 31, 2007

Number of securities
remaining available for
	Number of securities to	Weighted-average	issuance under equity
	be issued upon exercise	exercise price of	compensation plans
	of outstanding options,	outstanding options,	(excluding securities
	warrants and rights	warrants and rights	reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity Compensation Plans approved by security holders	Nil	N/A	N/A
Equity Compensation Plans not approved by security holders	Nil	N/A	N/A
Total	Nil	N/A	N/A

Employment Contracts

Other than as described below, we are not party to any employment contracts with our officers and directors.   In connection with the closing of the Merger Agreement we entered into an employment agreement dated as of April 3, 2008 with Lalit Jain pursuant to which Mr. Jain agreed to act as our Chief Executive Officer in consideration of which we agreed to pay Mr. Jain an annual salary of $150,000, a monthly automobile allowance of $500 and an executive bonus in an amount determined by the board of directors in their discretion. Provided that the Company achieves gross sales of $10,000,000 Mr. Jain is entitled to a minimum bonus of $150,000. The agreement is for an initial three year term which is renewable on 45 days notice by Mr. Jain for an additional year.  The agreement may be terminated by the Company for “cause” as defined in the agreement, on three business days notice and Mr. Jain may terminate the agreement on three business days notice for “good reason” as such term is defined in the agreement.

Also in connection with the entry into an employment agreement with Mr. Jain, the Company agreed to issue up 3,700,000 options at an exercise price of $0.50 per share to Mr. Jain which vest upon the Company reaching certain milestones which are set out in the schedules to the option agreement.

DIRECTOR INDEPENDENCE

Our common stock is quoted on the OTC bulletin board interdealer quotation system, which does not have director independence requirements. Under NASDAQ rule 4200(a)(15), a director is not considered to be independent if he or she is also an executive officer or employee of the corporation. Our sole director, Alpha Pang, is also our chief executive officer, president and treasurer, as a result, we do not have any independent directors.

As a result of our limited operating history and limited resources, our management believes that we will have difficulty in attracting independent directors. in addition, we would be likely be required to obtain directors and officers insurance coverage in order to attract and retain independent directors. our management believes that the costs associated with maintaining such insurance is prohibitive at this time.

Board Meetings and Committees

Our board of directors held no formal meetings during the twelve month period ended December 31, 2007.  All proceedings of the board of directors were conducted by resolutions consented to in writing by the directors and filed with the minutes of the proceedings of the directors.  Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada Revised Statutes and the by-laws of our company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

We do not have standing audit, nominating or compensation committees, or committees performing similar functions.  Our board of directors believe that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our board of directors.  The directors who perform the functions of auditing, nominating and compensation committees are not independent because they are also officers of our company.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director or officer, any proposed director or officer or any owner of record or beneficial owner of more than 5% of any class of voting securities of our company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to our company or has a material interest adverse to our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as disclosed herein, there have been no transactions or proposed transactions in which the amount involved exceeds the lesser of $120,000 or 1% of the average our total assets at year-end for the last three completed fiscal years in which any of our directors, executive officers or beneficial holders of more than 5% of the outstanding shares of our common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively.  Executive officers, directors and greater than 10% shareholders (the “Reporting Persons”) are required by the SEC regulations to furnish us with copies of all Section 16(a) reports that they file.

Based solely on our review of the copies of such forms received by us, or written representations from the Reporting Persons, we believe that all filing requirements applicable to all Reporting Persons were complied with.

Reports to security holders

We file reports with the Securities and Exchange Commission annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is http://www.sec.gov.

Dated:  April 21, 2008

By Order of the Board of Directors

ANGSTROM MICROSYSTEMS CORP.

/s/ Alpha Pang

_____________________________

Name:

Alpha Pang

Title:

Chief Financial Officer